Exhibit 99.1

CANWEST MEDIAWORKS INC.

(formerly 3815668 CANADA INC.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2005 AND 2004

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020

November 17, 2005

Auditors’ Report

To the Directors of

CanWest MediaWorks Inc. (formerly 3815668 Canada Inc.)

We have audited the consolidated balance sheets of CanWest MediaWorks Inc. (formerly 3815668 Canada Inc.) as of August 31, 2005 and August 31, 2004 and the consolidated statements of earnings (loss), retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2005 and August 31, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST MEDIAWORKS INC.

(formerly 3815668 CANADA INC.)

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2005	2004
		(Revised note 1)
Revenue	3,072,542	2,911,400
Operating expenses	1,617,210	1,538,466
Selling, general and administrative expenses	722,345	653,391
Ravelston management contract termination (note 19)	12,750	—
Restructuring expenses (note 9)	—	2,445

	720,237	717,098
Amortization of intangibles (note 6)	20,341	18,182
Amortization of property, plant and equipment (note 4)	91,304	88,477
Other amortization	5,291	5,035

Operating income	603,301	605,404
Interest expense	(252,010)	(338,665)
Interest income	3,431	9,635
Amortization of deferred financing costs	(12,708)	(12,641)
Interest rate and foreign currency swap losses (note 7)	(188,506)	(110,860)
Foreign exchange gains (note 7)	71,191	44,976
Loan impairment	(11,390)	(418,746)
Investment gains, losses and write-downs (note 13)	1,527	120,302
Goodwill impairment (note 5)	(41,406)	—
Asset impairment (note 6)	(9,629)	—
Loss on debt extinguishment (note 7)	(43,992)	—
Dividend income	—	3,738

	119,809	(96,857)
Provision for income taxes (note 12)	21,002	37,760

Earnings (loss) before the following	98,807	(134,617)
Minority interest	(96,597)	(80,349)
Interest in earnings of equity accounted affiliates	2,043	2,731
Realized currency translation adjustments (note 11)	622	(7,023)

Net earnings (loss) for the year	4,875	(219,258)

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

(formerly 3815668 CANADA INC.)

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31

(In thousands of Canadian dollars)

	2005	2004
		(Revised note 1)
ASSETS
Current Assets
Cash	18,175	93,958
Accounts receivable	462,495	487,536
Inventory	13,533	13,449
Investment in broadcast rights	188,729	194,099
Future income taxes (note 12)	3,893	6,166
Other current assets	25,865	22,574

	712,690	817,782
Other investments (note 3)	23,059	26,828
Investment in broadcast rights	21,197	35,157
Due from parent and affiliated companies (note 16)	86,527	135,172
Property, plant and equipment (note 4)	696,106	694,633
Future income taxes (note 12)	54,058	45,826
Other assets (note 15)	141,623	104,975
Intangible assets (note 6)	1,144,299	1,179,465
Goodwill (note 5)	2,424,867	2,469,690

	5,304,426	5,509,528

LIABILITIES
Current Liabilities
Accounts payable	171,650	153,591
Accrued liabilities (note 9)	293,065	240,021
Income taxes payable	44,490	20,153
Broadcast rights accounts payable	71,142	65,270
Deferred revenue	36,774	34,218
Future income taxes (note 12)	44,663	48,080
Current portion of long term debt and obligations under capital leases	17,966	31,008

	679,750	592,341

Long term debt and related foreign currency swap liability (note 7)	2,886,090	3,185,755	Signed on
Interest rate and foreign currency swap liability (note 7)	215,075	120,341	behalf of
Obligations under capital leases (note 8)	16,101	17,300	the Board
Other accrued liabilities (note 15)	86,453	125,640
Future income taxes (note 12)	74,694	136,123	/s/ David
Minority interest	90,581	77,456	Drybrough

	4,048,744	4,254,956	Director

Commitments, contingencies and guarantees (note 20)
SHAREHOLDER’S EQUITY
Capital stock (note 10)	438,838	438,838	/s/ Leonard
Contributed surplus	132,953	132,953	Asper
Retained earnings	695,828	690,953
Cumulative foreign currency translation adjustments (note 11)	(11,937)	(8,172)	Director

	1,255,682	1,254,572

	5,304,426	5,509,528

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

(formerly 3815668 CANADA INC.)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2005	2004
		(Revised note 1)
Retained earnings - beginning of year	690,953	910,211
Net earnings (loss) for the year	4,875	(219,258)

Retained earnings – end of year	695,828	690,953

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

(formerly 3815668 CANADA INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2005	2004
		(Revised note 1)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year	4,875	(219,258)
Items not affecting cash
Amortization	129,644	124,335
Non-cash interest expense	32,021	102,092
Future income taxes	(73,800)	(7,987)
Realized currency translation adjustments	(622)	7,023
Loan impairment	11,390	418,746
Interest rate and foreign currency swap losses net of settlements	105,366	98,056
Investment gains, losses, and write-downs	(1,527)	(120,302)
Loss on debt extinguishment	43,992	—
Goodwill and asset impairment expense	51,035	—
Amortization and write-down of film and television programs	6,163	5,656
Pension expense	8,254	6,276
Minority interests	96,597	80,349
Earnings of equity accounted affiliates	(2,043)	(2,730)
Foreign exchange gains	(5,571)	(5,573)
Stock compensation expense	3,073	964
Investment in film and television programs	—	(12,234)

	408,847	475,413
Changes in non-cash operating accounts (note 14)	60,966	(79,078)

Cash flows from operating activities	469,813	396,335

INVESTING ACTIVITIES
Other investments	426	(389)
Investment in broadcast licences	(2,182)	(5,813)
Acquisitions	(19,487)	—
Proceeds from sales of other investments	2,171	144,127
Proceeds from divestitures	—	83,316
Proceeds from sale of property, plant and equipment	5,035	7,426
Purchase of property, plant and equipment	(99,191)	(62,549)
Proceeds from (advances to) parent and affiliated companies	34,182	(40,403)

	(79,046)	125,715

FINANCING ACTIVITIES
Issuance of long term debt	161,321	167,500
Repayment of long term debt	(510,323)	(381,589)
Advances (repayments) of revolving facilities	4,640	(243,883)
Swap recouponing payments	(41,653)	(27,957)
Payments of capital leases	(1,100)	(358)
Issuance of share capital of TEN Group	5,369	14,423
Payment of dividends to minority interests	(84,920)	(93,002)

	(466,666)	(564,866)

Foreign exchange gain on cash denominated in foreign currencies	116	2,389

Net change in cash	(75,783)	(40,427)
Cash – beginning of year	93,958	134,385

Cash – end of year	18,175	93,958

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

(formerly 3815668 CANADA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2005 AND 2004

(In thousands of Canadian dollars except as otherwise noted)

1.	SIGNIFICANT ACCOUNTING POLICIES

On November 18, 2004, 3815668 Canada Inc. amalgamated with its wholly-owned subsidiary CanWest Media Inc. (the “Company”) and was renamed CanWest Media Inc. CanWest Media Inc. and its two predecessor companies are wholly-owned subsidiaries of CanWest Global Communications Corp. (“CanWest”). This transaction has been accounted for on a “continuity of interests” basis. These financial statements reflect the consolidated financial position and consolidated results of operations of 3815668 Canada Inc. for all periods prior to November 18, 2004. On September 1, 2005, CanWest Media Inc. amalgamated with twelve related companies and continued as CanWest MediaWorks Inc.

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, and Internet websites in Canada, Australia, New Zealand and Ireland. The Company’s operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime TV, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television Broadcast segment includes TEN Group Pty Limited’s (“TEN Group”) TEN Television Network (“Network TEN”). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television Broadcast segment includes CanWest MediaWorks NZ Limited’s 3 and C4 Television Networks. The New Zealand Radio Broadcast segment includes CanWest MediaWorks NZ Limited’s, RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Irish Television Broadcast segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Australian Outdoor Advertising segment includes EyeCorp Pty Limited (“Eye Corp”), an outdoor advertising operation which is wholly owned by TEN Group. The Corporate and Other segment includes various investments in media operations, including a 29.9% interest in Northern Ireland’s Ulster Television plc (“UTV”) (sold in June 2004).

The Company’s broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 23.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and the Company’s pro rata share of the assets, liabilities, and results of operations of TV3 Ireland (45%), Mystery (50%) (effective June 2004), and Metro (33%) (effective March 2005). The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by The Accounting Standards Board of the Institute of Chartered Accountants of Canada, Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Interest Entities, the Company has consolidated the results of TEN Group.

Investments

The Company accounts for investments where significant influence can be exercised, but not control, using the equity method. Other investments are recorded at cost. A provision for loss in value of investments is made when a decline in value is considered other than temporary.

Investment in film and television program rights

(a) Broadcast rights

The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. A loss is recognized when the carrying amount exceeds net realizable value.

(b) Film and television programs

Investment in film and television programs represents the film and television assets that have been produced by the Company, or for which the Company has acquired distribution rights. Included in investment in film and television programs are film and television programs in progress and in development. These assets were held for sale and recorded at fair value.

Foreign currency translation

The Company’s operations in Australia, New Zealand and Ireland represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders’ equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 1/2% - 5%
Machinery and equipment	4% - 50%
Leasehold and land improvements	2 1/2% - 20%

Impairment of long lived assets

Impairment of long lived assets is recognized when an event or change in circumstances causes the assets’ carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset or group of assets from its carrying value.

Deferred Charges

Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber and advertising revenues commence. Pre-operating costs deferred in the current year amounted to $3.6 million (2004 – $1.7 million). Pre-operating costs are amortized over a period of five years. Costs related to debt financing are deferred and amortized over the term of the debt.

Intangible assets

Broadcast licences, site licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair market value at the date of the acquisition.

Circulation, broadcast licences, site licences and other finite life intangibles are amortized over periods from 5 to 40 years. Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. Impairment of an indefinite life intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related indefinite life intangible asset.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually or when indicated by events or changes in circumstances by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss.

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast, net of any provisions for viewer shortfalls. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Revenue derived from out-of-home advertising is recognized over the period the advertisement is being displayed. Subscription revenues for newspapers and news, business research and corporate financial information services is recognized on a straight-line basis over the term of the subscription or relevant contract.

Revenue from the sale or licencing of film and television programs is recognized when all of the following conditions are met: persuasive evidence of a sale or licencing arrangement exists, the film is complete, the contractual delivery arrangements have been satisfied, the licence period has begun, the fee is fixed or determinable and collection of the fee is reasonably assured.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue on the balance sheet.

Income taxes

The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on undistributed earnings of TEN Group and CanWest MediaWorks (NZ) Limited are provided at rates applicable to distributions. Income taxes on undistributed earnings of foreign operations, other than TEN Group and CanWest MediaWorks (NZ) Limited, are not provided as such earnings are expected to be indefinitely reinvested.

Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

Pension plans and post-retirement benefits

The Company maintains a number of defined benefit and defined contribution pension and other post-retirement defined benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. Transitional obligations are amortized on a straight line basis over the average remaining service life of the employees expected to receive benefits under the plans as of September 1, 2000. Gains or losses arising from the settlement of a pension plan are only recognized once responsibility for the pension obligation has been relieved. The average remaining service period of employees covered by the pension plans is 14 years (2004 – 15 years). The average remaining service period of the employees covered by the post- retirement benefit plans is 15 years (2004 – 15 years). The Company also maintains post-retirement defined benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees. For the defined contribution plans, the pension expense is the Company’s contribution to the plan.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

Share-based compensation

The Company has share-based compensation plans under which options of its parent company, CanWest Global Communications Corp. (“CanWest”), are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, “Stock-based compensation and other stock-based payments”, prospectively for share-based compensation awards granted after September 1, 2003. Accordingly, in the period, the Company expensed $2.5 million (2004 - $1.0 million) related to stock options granted by CanWest to the employees of the Company.

The total fair value of 1,177,500 stock options granted by the Company in the year ended August 31, 2005 with an average exercise price of $12.06 per option was $6.4 million, a weighted average fair value per option of $5.44. During 2004, 523,000 stock options were granted with a total fair value of $4.0 million, and a weighted average fair value per option of $7.58. During the year, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the year ended August 31, 2005, the Company expensed $0.6 million related to these shares.

The proforma cost of share compensation expense if the Company had adopted the fair value method retroactively for the year ended August 31, 2005 would be $1.3 million (2004 –$1.6 million). A value of $1.6 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings for the year ended August 31, 2005 would have been $3.6 million (2004 – net loss of $220.9 million).

Derivative financial instruments

Derivative financial instruments, up to the principal balance of the hedged item, are used to reduce foreign currency and interest rate risk on the Company’s debt. Derivative financial instruments in excess of the principal balance of the hedged item are accounted for at fair value. The Company does not enter into financial instruments for trading or speculative purposes. The Company’s policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument. In the event of early extinguishment of the debt obligations, the Company may continue to hold the related derivative financial instruments. The realized or unrealized gain or loss from these swaps is recognized in earnings, and the swaps are recorded on the balance sheet at fair value. Subsequent changes in the fair value of overhanging swaps are recognized in earnings.

Interest rate swap agreements are used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

Foreign currency interest rate swap agreements are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related debt in earnings. The Company translates its foreign currency denominated debt that is hedged by cross currency interest rate swaps at the current rate and also records the effect of the foreign currency exchange rate implicit in the swap agreement.

Gains and losses on terminations of interest rate and foreign currency interest rate swap agreements are deferred and amortized over the remaining term of the underlying debt as an adjustment to interest expense.

Reclassification of prior year amounts

Certain prior year amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

Changes in accounting policies

Consolidation of variable interest entities

Effective September 1, 2004 the Company has adopted the provisions of AcG-15. The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by AcG-15, the Company has consolidated the results of TEN Group. AcG-15 has been adopted on a retroactive basis with restatement of prior periods. Previously, the Company accounted for its investment in TEN Group using the equity method. As at August 31, 2005 the Company holds a 56.4% (56.6% at August 31, 2004) economic interest in TEN Group. The interest held by the 43.6% (43.4% at August 31, 2004) minority is classified in minority interests. The change had no impact on net earnings or shareholders’ equity.

A summary of the changes to other components of the financial statements is presented below:

2004
Consolidated Statements of Earnings (Loss)
Revenue	798,366
Operating income	251,940
Consolidated Statements of Cash Flows
Cash flows generated (utilized) by:
Operating activities	81,033
Investing activities	(9,483)
Financing activities	(73,790)
Consolidated Balance Sheets
Current assets	232,726
Non-current assets	407,840
Current liabilities	185,703
Non-current liabilities	454,863

Proposed accounting policies

The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which must be applied by the Company for its fiscal years beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of such standards.

The Emerging Issues Committee (“EIC”) of the Accounting Standards Board of the Institute of Chartered Accountants of Canada has issued EIC 157, Implicit Variable Interests under AcG-15, (“EIC 157”) which must be applied by the Company in the first interim period beginning subsequent to October 17, 2005. EIC 157 prescribes that an implicit variable interest, which is an implied pecuniary interest in an entity that changes with changes in the fair value of that entity’s net assets, exclusive of variable interests, be evaluated in accordance with AcG-15 to determine if consolidation is appropriate. The Company is currently considering the impact of the adoption of such standards.

2.	ACQUISITIONS AND DIVESTITURES

Acquisitions

(a)	On September 1, 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture) and plant and equipment previously held by Village Roadshow Project Management Pty Limited. In addition, on July 1, 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited). The total purchase price was $19.5 million (AUS$21.2 million). The principal business activities of these companies is the sale of outdoor advertising.

Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets	5,872
Property, plant and equipment	5,224
Site licences	3,931
Goodwill	9,633
Liabilities	(1,607)

23,053

Consideration:

Cash	19,487
Carrying value of investment at date of acquisition	3,566

23,053

(b)	On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post (“CanWest Publications”) of Hollinger International Inc. and certain of its affiliates (“Hollinger”) for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. As a result of the inability to resolve disagreements with Hollinger regarding amounts owing, the Company has referred a claim of $86.5 million to arbitration. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition.

Divestitures

(a)	In July 2004, through a series of transactions, the Company transferred its net assets and the operations of its New Zealand media operations to CanWest MediaWorks (NZ) Limited for a 70% interest in the ordinary shares of CanWest Mediaworks (NZ) Limited and repayment of inter-company debt. Concurrent with the transfer of the net assets and operations, CanWest MediaWorks (NZ) Limited completed an Initial Public Offering for 30% of its ordinary shares for NZ$104.0 million, net of costs of NZ$4.0 million (net proceeds of NZ$83.3 million). In addition, CanWest MediaWorks (NZ) Limited entered into a term bank loan of NZ$200.0 million. In preparation of these consolidated financial statements, the transfer of the net assets to CanWest MediaWorks (NZ) Limited has been accounted for at their carrying values. As a result of the reduction in the Company’s interest in the New Zealand media operations, the Company recorded a gain of $65.5 million in the year ended August 31, 2004.

3.	OTHER INVESTMENTS

	2005	2004
Investments in private companies – at cost	12,715	12,996
Investments – on an equity basis	10,344	13,832

	23,059	26,828

In June 2004, the Company sold its investment in Ulster Television for proceeds of $143.8 million, resulting in an investment gain of $51.7 million in the year ended August 31, 2004.

In November 2004, the Company received proceeds of $2.2 million from the liquidation of an investment in a private company, resulting in an investment gain of $2.2 million as the investment was previously written off as a result of an impairment.

4.	PROPERTY, PLANT AND EQUIPMENT

	2005
	Cost	Accumulated amortization	Net
Land	62,421	—	62,421
Buildings	196,509	39,793	156,716
Machinery and equipment	933,775	478,531	455,244
Leasehold and land improvements	41,424	19,699	21,725

	1,234,129	538,023	696,106

	2004
	Cost	Accumulated amortization	Net
Land	65,259	—	65,259
Buildings	205,899	39,554	166,345
Machinery and equipment	858,304	415,817	442,487
Leasehold and land improvements	38,214	17,672	20,542

	1,167,676	473,043	694,633

The net book value of property, plant and equipment located in Canada was $580.7 million (2004 - $578.8 million) and in foreign jurisdictions was $115.4 million (2004 - $115.8 million).

During 2005, the Company had no additions related to assets under capital leases. In 2004, the Company recorded additions of $19.2 million related to assets under capital leases, of which $15.4 million was added to buildings, and $3.8 million was added to machinery and equipment.

The Company has assets under capital leases with original cost of $19.2 million (2004 – $15.4 million) and accumulated amortization of $1.0 million (2004 – $0.3 million).

5.	GOODWILL

	2004	Additions		Divestitures	Other		2005
Operating segment
Publishing and Online - Canada	1,707,595	—		—	(41,803	)(2),(3)	1,665,792
Television – Canada	510,876	—		—	(535	)(3)	510,341
Television – Network TEN	32,395	—		—	(1,384	)(4)	31,011
Television – New Zealand	44,868	—		—	(1,975	)(4)	42,893
Television – Ireland	4,280	—		—	(264	)(4)	4,016
Radio – New Zealand	105,823	—		—	(5,950	)(4)	99,873
Outdoor – Australia	63,853	9,633	(1)	—	(2,545	)(4)	70,941

Total	2,469,690	9,633		—	(54,456)		2,424,867

	2003	Additions		Divestitures	Other		2004
Operating segment
Publishing and Online - Canada	1,707,595	—		—	—		1,707,595
Television – Canada	510,876	—		—	—		510,876
Television – Network TEN	31,300	—		—	1,095	(4)	32,395
Television – New Zealand	43,672	—		—	1,196	(4)	44,868
Television – Ireland	4,280	—		—	—		4,280
Radio – New Zealand	100,353	—		—	5,470	(4)	105,823
Outdoor – Australia	61,972	—		—	1,881	(4)	63,853

Total	2,460,048	—		—	9,642		2,469,690

(1)	Increase in goodwill related to TEN Group’s acquisitions of Eye Shop Pty Limited and Eye Drive Melbourne Pty Limited (note 2).
(2)	Decrease in goodwill of the Publishing and Online segment related to the National Post. Through its annual goodwill impairment testing the Company determined that the fair value of the National Post was less than its book value. As a result the Company recorded a goodwill impairment of $41.4 million. In addition, the value of intangible assets related to the National Post circulation was determined to be impaired (see note 6). The impairments resulted from the incurrence of successive years of operating losses in this business unit and its failure to achieve the profitability targets set out in its business plans.
(3)	Decrease in goodwill related to an adjustment to reflect the reversal of certain unutilized restructuring provisions (note 9).
(4)	Increase (decrease) in goodwill was related to fluctuations in currency translation rates.

6.	INTANGIBLE ASSETS

	2005
	Cost	Accumulated Amortization	Net
Finite life:
Circulation and other	126,766	78,099	48,667
Broadcast and site licences	44,750	5,336	39,414

	171,516	83,435	88,081

Indefinite life:
Broadcast licences			717,332
Newspaper mastheads			338,886

			1,056,218

Total intangible assets			1,144,299

	2004
	Cost	Accumulated Amortization	Net
Finite life:
Circulation and other	137,466	61,732	75,734
Broadcast and site licences	40,758	2,444	38,314

	178,224	64,176	114,048

Indefinite life:
Broadcast licences			726,531
Newspaper mastheads			338,886

			1,065,417

Total intangible assets			1,179,465

The Australian Outdoor Advertising segment acquired site licences during the year in the amount of $3.9 million (note 2). The New Zealand Radio Broadcast segment purchased broadcast licences during the year in the amount of $2.2 million. These acquisitions are classified as broadcast and site licences in the note above.

An impairment loss of $9.6 million (net of accumulated amortization of $1.1 million) relating to finite-lived intangible assets classified as circulation and other was recorded during the year (note 5(2)). The impairment relates to the Publishing and Online – Canada segment.

Amortization of intangible assets of $20.3 million was recorded in 2005 (2004 -$18.2 million).

7.	LONG TERM DEBT

	Interest Rate (1)	2005	Interest Rate (1)	2004
Senior secured credit facility (2)	6.9%	346,100	8.6%	665,011
Senior unsecured notes (3)	6.3%	237,420	6.3%	263,340
Senior subordinated notes (4)	7.5%	549,632	7.3%	608,373
Senior subordinated notes – exchange offer(5)	6.9%	936,967		—
Term and demand loan €8,368 (2004 - €13,678) (6)	3.2%	12,270	3.4%	21,943
Term bank loan NZ$187,802 (2004 – NZ$200,000) (7)	6.9%	154,824	6.2%	173,120
Unsecured bank loan AUS$180,000 (2004 – AUS$175,000) (8)	5.7%	160,794	5.7%	163,048
Senior unsecured notes US$125,000 (2004 – US$125,000) (9)	6.4%	148,609	6.4%	164,585
Junior subordinated notes (5)	12.1%	—	12.1%	881,116

		2,546,616		2,940,536
Effect of foreign currency swap		356,241		275,127

Long term debt		2,902,857		3,215,663
Less portion due within one year		(16,767)		(29,908)

Long term portion		2,886,090		3,185,755

(1)	The weighted average interest rate gives effect to interest rate swaps.
(2)	Credit facilities provide for revolving and term loans in the maximum amounts of $413.1 million and $346.1 million, respectively as at August 31, 2005. At August 31, 2005 the Company had drawn on availabilities under its term facilities, including U.S. dollar loans of US$278.9 million, Canadian dollar loans of $15.0 million, and had nil drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $346.1 million term facilities decreases periodically based on scheduled repayments until maturity in August 2009. This credit facility is collateralized by substantially all the Canadian assets of the Company. The Canadian dollar debt bears interest at CDOR plus a margin and the US dollar debt bears interest at LIBOR plus a margin. During 2005, the Company repaid US$209.6 million under this credit facility which resulted in a foreign exchange gain of $68.3 million, which has been included in foreign exchange gains on the income statement. In October 2005 these credit facilities were extinguished, see note 22.

The Company has entered into an interest rate swap in the notional amount of $250 million to fix the interest payments on this revolving facility and subsequent revolving facilities until November 2009, resulting in an effective interest rate of 6.7% plus a margin. As a result of the revolving facility not being drawn upon, the notional amount of $250 million was overhanging as at August 31, 2005 (2004 –$250 million) and its fair value was recognized in earnings. The Company has entered into an interest rate swap to fix the interest payments on its Canadian dollar term loans, until maturity, with a notional value of $197.8 million (2004 - $278.3 million) resulting in an effective interest rate of 6.3% plus a margin. As a result of debt repayments and the reduction of notional amounts, a notional amount of $182.8 million was overhanging as at August 31, 2005 (2003 - $256.5 million) and its fair value was recognized in earnings. The Company has also entered into a cross currency interest rate swap to fix its payments on its U.S. dollar term loans, until maturity, with a notional amount of $1,050.5 million (2004 - $1,061.5 million) resulting in an effective interest rate of 6.7% and a fixed currency exchange rate of US$1:$1.5485. As a result of debt repayments a notional amount of $618.6 million was overhanging as at August 31, 2005 (2004 - $305.0 million) and its fair value was recognized in earnings. For the year ended August 31, 2005, total overhanging swap losses of $186.1 million (2004 - $110.9 million) were charged to earnings. The resulting overhanging swap liability as at August 31, 2005 was $212.8 million (2004 - $120.3 million). In November 2005, $525.3 million of the notional amount cross currency interest rate swaps were settled, see note 22.

(3)	The US$200.0 million senior unsecured notes mature in April 2013 and bear interest at 7.625%. The notes are redeemable at the Company’s option, in whole at any time or in part from time to time, on or after April 15, 2008. The Company has entered into a US$200 million cross-currency interest rate swap resulting in floating interest rates on its senior unsecured notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.4735 until May 2013. In October 2005, US$199.8 million of these notes were settled and in November 2005,the cross-currency interest rate swaps were settled, see note 22.
(4)	The senior subordinated notes include loans of US$425.0 million, $4.6 million and loans held by the majority shareholder of the Company in the amount of US$41.9 million (2004 – US$41.9 million) which mature on May 15, 2011 and bear interest at 10.625%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company’s option, in whole at any time or in part from time to time, on or after May 15, 2006. The Company has entered into a US$425.0 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.5505. In October 2005, US$419.9 million and $0.7 million of the notes, and all of the loans held by the majority shareholder were settled. In addition, in November 2005, the cross-currency interest rate swap was settled, see note 22.
(5)	On November 18, 2004, the Company completed an exchange offer to exchange a new series of 8% Senior Subordinated notes due 2012 for the outstanding 12.125% Senior notes due 2010 issued by the Hollinger Participation Trust. In the exchange offer, the holders of the trust notes received US$1,240 principal amount of new notes in exchange for each US$1,000 of trust notes. In addition, the Company completed a concurrent offer of notes, proceeds of which were used to retire the 12.125% junior subordinated notes held by Hollinger, which had not been participated to the Hollinger Participation Trust. The effect of these transactions replaced the Company’s existing $903.6 million 12.125% junior subordinated notes (including accrued interest to November 18, 2004) with new $908.1 million (US$761.1 million) 8% senior subordinated notes.

The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million. The difference between the fair value of the new notes and the book value of the junior subordinated notes together with certain other costs of settling the debt totaling $44 million, was charged to earnings as a loss on debt extinguishment.

The new senior subordinated notes include loans of US$761.1 million mature on September 15, 2012 and bear interest at 8.0%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company’s option on or after September 15, 2009. The Company has entered into a US$761.1 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

(6)	These credit facilities provide for demand bank loans maturing December 2005 in the maximum amount of €36.5 million (2004 - €38.5 million). This facility is expected to be renewed annually. The debt bears interest at floating rates. The Company has entered into an interest rate swap to fix the interest payments on €10.0 million of its loan resulting in an effective interest rate of 3.23% until March 2008.
(7)	These credit facilities provide for revolving working capital and revolving term loans in the amount of NZ$25.0 million and NZ$200.0 million respectively, and are subject to a negative pledge deed. The working capital facility matures July 2007 and the term facility matures July 2009. At August 31, 2005 NZ$1.0 million (August 31, 2004 – nil) and NZ$186.8 million (August 31, 2004 – NZ$200.0 million) were drawn under the working capital and revolving term loan facilities, respectively. The debt bears interest at floating rates. The Company has entered into an interest rate swap to fix the interest payments on NZ$165.0 million of its New Zealand term bank loan resulting in an effective interest rate of 6.17% until July 2006.
(8)	Credit facility provides for a maximum of $625.3 million (AUS$700.0 million) in advances. At August 31, 2005 the TEN Group had drawn AUS$180.0 million against this facility leaving an availability of AUS$520.0 million. This facility matures in December 2008. The TEN Group entered into interest rate swap contracts with a notional amount of AUS$250.0 million to fix the interest on this facility and subsequent facilities with maturities to 2011. The swap contracts are not designated as hedging instruments and accordingly, the fair value of $2.3 million were charged to net earnings (2004—$0.1 million) and a corresponding liability of $2.3 million (2004-$0.1 million) was recorded. The effective interest rate of this debt is approximately 5.7%.
(9)	The US$125.0 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125.0 million cross currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:AUS$1.6807. The effective interest rate of this debt is approximately 6.9%.
(10)	The 12.125% junior subordinated notes due November 2010 were settled through the exchange offer (see note 7(5)). Under the terms of the notes interest obligations were satisfied by the issuance of additional notes. In 2005, the related interest was $22.5 million (2004 - $98.0 million).

Under its Senior Secured Credit facility the Company was required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($600.0 million as at August 31, 2005). There were also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $97.0 million during 2005 (2004 – $28.0 million), $55.3 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Subsequent to August 31, 2005 the Company made further net recouponing payments of $118.5 million. Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long term debt, based on terms existing at August 31, 2005 over the next five years, are:

Year ending August 31,
2006	21,017
2007	5,339
2008	4,514
2009	748,177
2010	—

Subsequent to August 31, 2005 the Company entered into new senior secured credit facilities, see note 22.

8.	OBLIGATIONS UNDER CAPITAL LEASES

The Company has entered into capital leases with future minimum lease payments for the years ended August 31 as follows:

2006	2,637
2007	4,890
2008	3,529
2009	3,868
2010	3,654
Thereafter	5,368

Total minimum lease payments	23,946
Amount representing interest (at rates of 5.9% to 9.6%)	(6,646)

Present value of minimum capital lease payments	17,300
Less current portion of obligations under capital leases	(1,199)

16,101

Interest expense recorded on the obligations under capital leases was $1.4 million (2004 – $0.2 million).

9.	RESTRUCTURING ACCRUALS

As at August 31, 2003, the Company had restructuring accruals of $15.2 million related to its acquisition and restructuring of WIC Western International Communications Ltd. (“WIC”), its publishing properties, as well as a result of operating restructuring activities undertaken in its Canadian Media and Entertainment operations.

In 2004, the Company restructured certain other Canadian broadcast operations including the centralization of traffic and master control operations. The $2.4 million cost consisted of employee severance.

For the year ended August 31, 2005, expenditures charged to the restructuring accruals were $3.6 million (August 31, 2004 - $11.2 million).

In 2005, the Company reversed unutilized restructuring accruals in the amount of $1.4 million. The reversals of $0.8 million related to the Canadian Television segment and $0.6 million related to the Canadian Publishing and Online segment with related tax effects of $0.3 million and $0.2 million, respectively, were recorded as reductions of goodwill.

	Severance	Lease/ contract termination	Integration	Other	Total
Balance August 31, 2003	10,203	2,428	250	2,340	15,221
Canadian television	2,445	—	—	—	2,445
Expenditures – 2004	(7,630)	(2,269)	—	(1,341)	(11,240)

Balance August 31, 2004	5,018	159	250	999	6,426
Expenditures – 2005	(3,208)	(143)	(250)	—	(3,601)
Reversal – 2005	(594)	(16)	—	(800)	(1,410)

Balance August 31, 2005	1,216	—	—	199	1,415

10.	CAPITAL STOCK

The authorized and issued capital stock of the Company is as follows:

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

Issued

	2005	2004
22,786 common shares	438,838	438,838

11.	CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, Euro and U.S. currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2005	2004
Deferred loss, beginning of year	13,821	27,493
Deferred foreign currency gain during the year	(2,506)	(12,298)
Realization of translation gains (losses) due to distributions and divestitures	622	(7,023)

Deferred loss, end of year	11,937	8,172

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:
	2005	2004
Australian dollar	9,880	8,242
New Zealand dollar	1,498	(1,102)
Euro	559	1,032

	11,937	8,172

12.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2005	2004
Income taxes at combined Canadian statutory rate of 34.9% (2004 – 35.2%)	41,813	(34,094)
Non-taxable portion of capital gains	1,468	37,008
Effect of valuation allowance on future tax assets	4,842	75,941
Effect of foreign income tax rates differing from Canadian income tax rates	(14,340)	(40,883)
Incremental taxes on debt extinguishment	5,652	—
Large corporation tax and withholding tax	2,839	7,721
Effect of change in tax rates	(2,896)	9,398
Non-deductible expenses	4,126	1,798
Goodwill impairment	14,546	—
Prior period temporary differences not previously tax effected	(6,644)	—
Effect of resolved tax dispute	(10,299)	(19,667)
Change in Australian tax consolidation legislation	(17,710)	—
Other	(2,395)	538

Provision for income taxes	21,002	37,760

An analysis of net earnings (loss) from continuing operations before tax by jurisdiction follows:
	2005	2004
Canada	(194,146)	(498,833)
Foreign	313,955	401,976

Net earnings before tax	119,809	(96,857)

An analysis of the provision for current and future income taxes by jurisdiction follows:

	2005	2004
Current income taxes
Canada	(1,569)	9,656
Foreign	96,371	36,091

	94,802	45,747

Future income taxes
Canada	(56,259)	(22,827)
Foreign	(17,541)	14,840

	(73,800)	(7,987)

Provision for income taxes	21,002	37,760

Significant components of the Company’s future tax assets and liabilities are as follows:

	2005	2004
Future tax assets
Non-capital loss carryforwards	94,209	64,726
Provision for write down of investments	11,336	12,442
Provision for related party loan impairment	76,557	73,741
Accounts payable, other accruals and interest rate and foreign currency swap liability	90,402	60,615
Post retirement benefits	14,402	9,028
Less: Valuation allowance	(88,523)	(81,151)

Total future tax assets	198,383	139,401

Future tax liabilities
Capital cost allowances in excess of book amortization	83,987	82,938
Pension assets - net	3,505	2,428
Broadcast rights	38,590	42,008
Intangible assets	116,466	124,622
Other assets	17,241	19,616

Total future tax liabilities	259,789	271,612

Net future tax liability	61,406	132,211
Current future tax asset	3,893	6,166
Long term future tax asset	54,058	45,826
Current future tax liability	(44,663)	(48,080)

Net long term future tax liability	74,694	136,123

The provision for income taxes for the year ended August 31, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $6.6 million ($5.8 million future income tax, and $0.8 million current income tax). The Company has determined these adjustments are not material to the previously reported and current year results. Accordingly, the adjustments have been included in the current year’s earnings.

As at August 31, 2005, the Company had non-capital loss carryforwards for income tax purposes of $269.2 million, that expire as follows: 2006 - $1.8 million, 2007 - $4.7 million, 2008 - $12.3 million, 2009 - $49.7 million, 2010 - $15.2 million, thereafter - $185.5 million.

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which the determination is made.

13.	INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

The Company has recorded the following investment gains, losses and write-downs.

	2005	2004
Gain on sale of other investment (note 3)	2,171	—
Gain on sale of investment in UTV (note 3)	—	51,717
Dilution gain – CanWest MediaWorks (NZ) Limited (note 2)	—	65,515
Dilution gain – TEN Group	660	1,889
Other gains (losses) and write-downs	(1,304)	1,181

	1,527	120,302

14.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows excluding non-cash operating accounts related to discontinued operations:

	2005	2004
CASH GENERATED (UTILIZED) BY:
Accounts receivable	30,913	(1,543)
Investment in film and television programs	12,448	(6,267)
Inventory	(84)	1,060
Other current assets	(6,726)	(5,052)
Other assets	(26,230)	151
Accounts payable and accrued liabilities	23,754	(23,974)
Income taxes payable	20,754	(26,114)
Deferred revenue	2,556	4,151
Film and television program accounts payable	3,581	(21,490)

	60,966	(79,078)

The following amounts were paid on account of interest and income taxes:

	2005	2004
Interest	216,198	226,702
Income taxes	76,396	71,341

15.	RETIREMENT ASSETS AND OBLIGATIONS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits (1)		Post retirement benefits (2)
	2005	2004	2005	2004
Plan Assets
Fair value – beginning of year	276,707	250,877	—	—
Divestiture	—	(25)	—	—
Actual return on plan assets	32,184	19,538	—	—
Employer contributions	15,913	13,883	249	277
Employee contributions	6,153	6,125	—	—
Benefits paid and administrative expenses	(14,109)	(13,691)	(249)	(277)

Fair value – end of year	316,848	276,707	—	—

Plan Obligations
Accrued benefit obligation – beginning of year	366,149	337,436	34,985	30,724
Accrued interest on benefits	24,440	22,413	2,346	2,334
Current service costs	18,002	17,078	1,329	1,260
Benefits paid	(12,770)	(13,064)	(249)	(277)
Actuarial losses	49,967	2,286	7,177	944

Accrued benefit obligation – end of year	445,788	366,149	45,588	34,985

The Company’s accrued benefit asset (liability) is determined as follows:

Accrued benefit obligations	445,788	366,149	45,588	34,985
Fair value of plan assets	316,848	276,707	—	—

Plan deficits	(128,940)	(89,442)	(45,588)	(34,985)
Unamortized net actuarial losses (gains)	118,858	82,609	(395)	(7,930)
Unamortized transitional obligations	5,353	5,786	2,723	3,026
Unamortized past service costs	13,730	14,936	838	973

Accrued plan asset (liability)	9,001	13,889	(42,422)	(38,916)
Valuation allowance	(572)	(722)	—	—

Accrued net plan asset (liability), net of valuation allowance	8,429	13,167	(42,422)	(38,916)

The accrued plan asset of $27.2 million (2004 - $27.9 million) is included in long term other assets, the accrued plan liability of $18.8 million (2004 - $14.8 million) and the accrued post retirement plan liability is included in other long term liabilities in the consolidated balance sheet.

	Actual	Target
Plan assets consist of:
Equity securities	54%	53%
Debt securities	41%	42%
Other	5%	5%

Total	100%	100%

The pension plans have no investment in shares of CanWest entities.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. The most recent actuarial valuation for the most significant of our pension plans, which make up over half of our accrued benefit obligation, was as of December 31, 2003. The valuation indicated that the plan had an unfunded liability.

As a result, the Company is required to make additional contributions of $1.0 million annually for fifteen years. The next required valuation will be as of December 31, 2004 with an expected completion date of December 2005. The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets our pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2005, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post-retirement plans, and cash contributed to its defined contribution plans, was $25.1 million (2004 - $22.6 million).

The Company’s pension benefit expense is determined as follows:

	Year ended August 31, 2005			Year ended August 31, 2004
	Incurred in year	Matching adjustments(3)	Recognized in year	Incurred in year	Matching adjustments(3)	Recognized in year
Current service cost	18,002	—	18,002	17,078	—	17,078
Employee contributions	(6,153)	—	(6,153)	(6,125)	—	(6,125)
Accrued interest on benefits	24,440	—	24,440	22,413	—	22,413
Return on plan assets	(32,184)	11,881	(20,303)	(19,538)	1,227	(18,311)
Administrative expenses	1,339	(1,339)	—	627	(627)	—
Transitional obligation	—	433	433	—	434	434
Past service costs	—	1,206	1,206	—	1,206	1,206
Net actuarial loss	49,967	(46,782)	3,185	2,286	1,227	3,513
Changes in valuation allowance	—	(150)	(150)	—	(48)	(48)

Benefit expense	55,411	(34,751)	20,660	16,741	3,419	20,160
Employer contribution to the defined contribution plan	8,973	—	8,973	8,488	—	8,488

Total pension benefit expense	64,384	(34,751)	29,633	25,229	3,419	28,648

The Company’s post-retirement benefit expense is determined as follows:

	Year ended August 31, 2005			Year ended August 31, 2004
	Incurred in year	Matching adjustments(3)	Recognized in year	Incurred in year	Matching adjustments(3)	Recognized in year
Current service cost	1,329	—	1,329	1,260	—	1,260
Accrued interest on benefits	2,346	—	2,346	2,334	—	2,334
Transitional obligation	—	303	303	—	303	303
Past service costs	—	135	135	—	137	137
Net actuarial loss	7,177	(7,535)	(358)	944	(941)	3

Total post retirement benefit expense	10,852	(7,097)	3,755	4,538	(501)	4,037

	Pension benefits		Post-retirement benefits
	2005	2004	2005	2004
Significant actuarial assumptions in measuring the Company’s accrued benefit obligations as at June 30 are as follows:
Discount rate	5.35%	6.50%	5.35%	6.50%
Rate of compensation increase	3.00%	3.50%	—	—

Significant actuarial assumptions in measuring the Company’s benefit costs as at June 30 are as follows:
Discount rate	6.50%	6.50%	6.50%	6.50%
Expected long-term rate of return on pension plan assets	7.25%	7.25%	—	—
Rate of compensation increase	3.50%	3.50%	—	—

The discount rate was estimated by applying Canadian corporate AA zero-coupon bonds to the expected future benefit payments under the plans. For fiscal 2006, the expected long-term rate of return on plan assets will continue to be 7.25%, based on experience and discussions with plan managers. In 2006, the Company expects to contribute $16.5 million to its defined benefit pension plans and $0.3 million to its other post-retirement benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending August 31:

Year ending August 31,
2006	14,189
2007	16,210
2008	18,028
2009	20,329
2010	22,249
2011 – 2015	151,266

(1)	As at August 31, 2005 the Company has defined benefit pension plans that are not fully funded. These plans have aggregate plan assets of $309.9 million (2004 - $196.7 million) and aggregate benefit obligations of $439.1 million (2004 - $291.0 million).

(2)	Post-retirement plans are non-contributory and include health, dental, and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post retirement health and life plans were 9.0% for medical and 7.0% for dental, decreasing to an ultimate rate of 5.0% for medical and 6.0% for dental in 2009 and 2013, respectively. A one-percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.6 million and $6.8 million, respectively. A one-percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and obligation by $0.5 million and $5.3 million, respectively.

(3)	Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

16.	RELATED PARTY BALANCES AND TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	2005	2004
Due from parent, CanWest - non-interest bearing	75,051	79,460
Due from various affiliated companies CanWest Entertainment Inc. - non-interest bearing	60,771	60,637
Fireworks Entertainment Inc. - non-interest bearing	380,841	413,821
Provision for loan impairment	(430,136)	(418,746)

Due from parent and affiliated companies	86,527	135,172

These advances have no fixed repayment terms.

The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest in the amount of $441.6 million. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004 CanWest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed, which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $430.1 million against these loans.

The Company made operating lease payments of $3.1 million to CanWest and affiliated Companies for the year ended August 31, 2005 (2004 - $3.2 million), which are included in selling general and administrative expenses. During 2005, the Company acquired broadcast rights for television programs from Fireworks in the amount of $2.1 million (2004 - $4.9 million), which are included in operating expenses.

Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest, totaled $49.7 million (US$41.9 million) at August 31, 2005 (2004 - $55.0 million). This debt matures on May 15, 2011 and bears interest at 10.625%. During 2005, interest expense related to this debt totaled $6.0 million (2004 - $6.3 million).

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

17.	FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Short term assets	480,670	480,670	581,494	581,494
Other investments	23,059	25,619	26,828	32,978
Short term liabilities	580,347	580,347	479,035	479,035
Long term debt	2,546,616	2,770,398	2,940,536	3,100,279
Obligations under capital leases	17,300	17,300	18,400	18,400
Other long term accrued liabilities	25,265	25,265	71,948	71,948
Interest rate and cross currency swap liabilities	516,175	634,828	377,979	465,127

The fair values of short-term assets and liabilities, which include cash, accounts receivable, accounts payable and accrued liabilities, income taxes payable and film and program accounts payable, approximate their fair values due to the short term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements and comparable valuations for non-listed securities.

The fair value of long term debt subject to floating interest rates approximates its carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of the obligations under capital leases approximate their carrying values as interest rates for similar leases have not changed significantly.

The fair values of other long term liabilities, including film and television program accounts payable, approximate their carrying values.

The fair values of interest rate and cross-currency interest rate swaps are based on the amounts at which they could be settled based on estimates of market rates.

Credit risk

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

Interest rate risk

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 7.

18.	JOINTLY CONTROLLED ENTERPRISES

The following amounts, included in the consolidated financial statements, represent the Company’s proportionate interest in joint ventures.

	2005	2004
Balance sheets
Assets
Current assets	10,304	11,140
Long term assets	10,205	9,695

	20,509	20,835

Liabilities
Current liabilities	23,488	28,902
Long term liabilities	958	—

	24,446	28,902

Statements of earnings
Revenue	37,002	31,634
Expenses	31,284	27,591

Net earnings	5,718	4,043

Statements of cash flows
Cash generated (utilized) by:
Operating activities	6,271	7,633
Investing activities	(688)	117
Financing activities	(8,144)	(5,230)

Net increase (decrease) in cash	(2,561)	2,520

19.	CONTRACT TERMINATION

Effective April 2005, the Company terminated the agreement under which the Company received management services from The Ravelston Corporation Limited (“Ravelston”). The agreement provided for annual payments of $6.0 million to Ravelston as well as the payment of a fee upon termination. In August 2005, the Company and RSM Richter Inc., in its capacity as interim receiver, receiver manager and monitor of Ravelston, received Court approval for a termination payment in the amount of $12.8 million, which was paid in September 2005. This charge was recorded in operating expenses for year ended August 31, 2005.

20.	COMMITMENTS, CONTINGENCIES and GUARANTEES

COMMITMENTS

(a)	The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that these agreements will result in future annual broadcast rights expenditures of approximately $335 million.

(b)	The Company’s future minimum payments under the terms of its operating leases are as follows:

2006	72,828
2007	57,475
2008	47,519
2009	32,084
2010	24,496
Thereafter	120,766

(c)	As part of the joint venture agreement with Metro International S.A. and Torstar Corporation, the Company has agreed to fund its proportionate share of capital requirements and operating losses up to a prescribed limit per city. Currently, the Company has agreed to the launch of Metro in four cities with the aggregate amount of the commitment being $8.8 million.

CONTINGENCIES

(d)	The Company has requested arbitration related to $86.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company. The outcome and recoverability of this claim is not determinable.

(e)	In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not determinable and the Company intends to vigorously defend this lawsuit.

(f)	The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not determinable.

(g)	The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

GUARANTEES

In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has $30 million in directors’ and officers’ liability insurance coverage.

21.	SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, broadcasting, entertainment and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of segment operating profit. Segmented information and a reconciliation from segment operating profit to earnings (loss) before income taxes are presented below:

	Revenue		Segment operating profit		Total assets		Capital expenditures
Operating Segments	2005	2004	2005	2004	2005	2004	2005	2004
Publishing and Online – Canada	1,228,851	1,193,629	254,875	267,343	2,669,128	2,813,850	21,765	28,197
Television
Canada	698,644	690,302	124,699	147,430	1,379,495	1,397,175	21,431	22,840
Australia – Network TEN	783,315	721,247	293,528	256,033	604,369	642,342	9,065	7,009
New Zealand	122,995	108,236	30,713	23,291	115,991	120,196	5,953	2,962
Ireland	37,519	34,152	13,254	10,591	22,775	20,920	939	255

	1,642,473	1,553,937	462,194	437,345	2,122,630	2,180,633	37,388	33,066
Radio – New Zealand	93,428	86,717	26,994	27,488	138,584	142,136	4,508	3,231
Outdoor – Australia	107,790	77,117	23,173	14,477	147,443	116,730	7,036	2,380
Corporate and other	—	—	(34,249)	(27,110)	226,641	256,179	28,494	11,873

	3,072,542	2,911,400	732,987	719,543	5,304,426	5,509,528	99,191	78,747

Restructuring expenses(1)			—	(2,445)
Ravelston management contract termination			(12,750)	—

			720,237	717,098
Amortization of intangibles			20,341	18,182
Amortization of property, plant and equipment			91,304	88,477
Other amortization			5,291	5,035

Operating income			603,301	605,404
Interest expense			(252,010)	(338,665)
Interest income			3,431	9,635
Amortization of deferred financing costs			(12,708)	(12,641)
Interest rate and foreign currency swap losses			(188,506)	(110,860)
Foreign exchange gains			71,191	44,976
Loan impairment			(11,390)	(418,746)
Investment gains, losses and write-downs			1,527	120,302
Goodwill impairment			(41,406)	—
Asset impairment			(9,629)	—
Loss on debt extinguishment			(43,992)	—
Dividend income			—	3,738

Earnings (loss) before income taxes			119,809	(96,857)

(1)	Canadian television restructuring expenses.

22.	SUBSEQUENT EVENTS

(a)	In October 2005, the Company transferred its investment in its newspaper and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services to the Company (the “Publications Group”) to a new entity, CanWest MediaWorks Limited Partnership (“Limited Partnership”). In exchange, the Company received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339.5 million.

Concurrently, the CanWest MediaWorks Income Fund (the “Fund”) closed its initial public offering (“IPO”) of units and invested the proceeds for units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were approximately $33 million and were paid by the Limited Partnership.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. On closing of the IPO, the Limited Partnership drew $830.0 million on its credit facilities. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825.0 million for the first three years and $660.0 million for the remaining two years resulting in an effective interest rate of 5%.

The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $822.5 million drawings under its new credit facilities to repay the $1,339.5 million note payable to the Company.

In conjunction with these transactions, the Limited Partnership entered into agreements with the Company that will entitle it to recover certain costs from the Company’s Canadian television and radio broadcasting operations and the National Post and also require the Limited Partnership to make payments for certain services provided by the Company.

As a result of the transaction, the Company will record a dilution gain or loss on the sale of a 25.8% interest in the operations transferred to the Limited Partnership. The amount of the gain or loss has not been determined and is not estimable. The Company will continue to consolidate the results of the Publications Group with a minority interest charge to reflect the ownership interest of the Fund. Approximately 36% of the Company’s units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions.

(b)	In October 2005, the Company obtained a new $500 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all of the Company’s directly held assets including the assets of its Canadian broadcast operations and the National Post as well as by its other investments.

(c)	The net proceeds from the IPO and the Limited Partnership debt as well as proceeds of $400.6 million from the new credit facility (note 22 (b)) were utilized to retire certain debt and interest rate and cross currency interest rate contracts as follows:

i.	In October 2005, the Company completed a tender offer for its 10.625% senior subordinated notes payable due in 2011 and its 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $772.4 million, and related deferred financing costs of $27.7 million were retired for cash of $849.3 million. The transaction resulted in a loss on debt retirement of $71.1 million, net of tax of $33.5 million. As a result of the repayment of these notes the Company will record a swap loss of $21.8 million, net of tax of $12.1 million related to the associated cross currency interest rate swaps.

ii.	In October 2005, the Company retired its senior credit facility. Debt with a book value of

$526.4 million and deferred financing costs of $6.0 million were settled for cash of $526.4 million. The transaction resulted in a loss on debt retirement of $3.9 million, net of tax of $2.1 million. In addition, as a result of the settlement of this debt, the Company will record a loss of $48.2 million, net of tax of $26.7 million related to the associated interest rate and cross currency interest rate swaps.

iii.	In November 2005, the Company retired interest rate and cross-currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross-currency interest rate swap related to the senior secured credit facilities for cash of $364.8 million.

(d)	Subsequent to year end, the Company announced its successful bids to acquire interests in two radio stations in Turkey. On September 21, 2005, the Company announced that it acquired an equity interest in CGS Televizyon Ve Radyo Ticaret Anonim Sirketi (“CGS”) that in turn was successful in its bid to acquire the assets of Super FM for consideration of US$33 million, which will be payable upon completion of the transaction. On September 22, 2005, the Company announced that Pasifik Televizyon Ve Radyo Ticaret A.S. (“Pasifik”) was successful in its bid to acquire the assets of Metro FM for consideration of US$23 million, which will be payable upon completion of the transaction. In exchange for the payment of $US 42.0 million, the Company will acquire a 75% economic interest in both CGS and Pasifik. These transactions, which are subject to regulatory approvals by certain Turkish authorities, are expected to be completed within 90 days of the announcement. Subject to a relaxation of foreign ownership restrictions and the receipt of all necessary regulatory approvals, the Company has the right to convert its interest to a 75% equity interest in Metro FM and Super FM.

23.	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP. Amounts are in thousands of Canadian dollars, unless otherwise noted.

Principal differences affecting the Company

(a)	Comprehensive income

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is currently no similar requirement under Canadian GAAP, however upon adoption of CICA 1530, Comprehensive Income, no such GAAP difference will exist.

(b)	Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years. The U.S. GAAP reconciliation reflects the expensing of amounts which were deferred for Canadian GAAP of: 2005 - $3,568 (2004 - $1,748), with related tax recoveries of: 2005 - $1,273 (2004 - $305) and the reversal of amortization of pre-operating costs of: 2005 - $2,297 (2004 - $1,471), with related tax provisions of 2005 - $820 (2004 – $646). The balance sheet effect of these adjustments was: other assets reduced by $7,769 (2004 - $6,498), long term future tax liability reduced by 2005 - $2,781 (2004 - $2,328) and shareholder’s equity reduced by the net amount of: 2005 - $4,988 (2004 - $4,170).

(c)	Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occurs only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts. The U.S. GAAP reconciliation reflects the reversal of realization of cumulative translation adjustments resulting in a decrease in net earnings of: 2005 – $622 (2004 – increase of $4,526). The balance sheet effect of these adjustments was: increase retained earnings by: 2005 - $9,412 (2004 - $10,034) and decrease accumulated other comprehensive income by: 2005 - $9,412 (2004 – $10,034).

Under Canadian GAAP, cumulative currency translation adjustments are presented as a separate component of shareholder’s equity. Under US GAAP it is a component of accumulated other comprehensive income. The US GAAP reconciliation reflects this reclassification.

(d)	Programming commitments

Under Canadian GAAP, certain programming commitments imposed by regulatory requirements related to an acquisition, completed prior to January 1, 2001, were accrued in the purchase equation resulting in additional goodwill. Under U.S. GAAP, these costs were expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these programming costs as incurred of: 2005 - $6,463 (2004 - $6,012), with related tax recoveries of 2005 - $2,321 (2004 - $1,683). The balance sheet effect of these adjustments was to reduce goodwill by: 2005 and 2004 - $18,639, increase long term future tax liability by: 2005 - $2,500 (2004 - $7,372), reduce other long term accrued liabilities by: 2005 - $7,558 (2004 - $14,021), and reduce shareholder’s equity by: 2005 - $13,581 (2004 - $11,052).

(e)	Investment in a broadcasting operation on an equity basis

Under Canadian GAAP, the Company’s investment in a broadcasting operation was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under U.S. GAAP, the investment was initially accounted for on a cost basis; then, as a result of receiving approval to complete the purchase of the broadcasting operation, the Company changed its method of accounting for the investment to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, to the date that the Company initially acquired its investment. Effective July 6, 2000, the Company consolidated this investment for both Canadian and U.S. GAAP purposes. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The effect on the balance sheet was to increase goodwill by: 2005 and 2004 - $ 38,503 and increase shareholder’s equity by: 2005 and 2004 - $38,503.

(f)	Intangible assets

Under Canadian GAAP, certain costs related to the development of broadcast licences, other than through a business combination, were recorded as intangible assets. Under U.S. GAAP such costs are expensed as incurred. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The balance sheet effect was to reduce intangible assets by: 2005 and 2004 - $2,325 to reduce long term future tax liability by: 2005 and 2004 - $860 and to reduce shareholder’s equity by: 2005 and 2004 - $1,465.

(g)	Investment in marketable securities

For U.S. GAAP, investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in other comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at cost. For the Companies’ other investments fair value is not readily determinable and they are accordingly carried at cost. The effect of the U.S. GAAP reconciliation was to decrease other comprehensive income by: 2005 - nil (2004 – ($16,834)), to increase other investments by: 2005 and 2004 – nil, and to increase shareholder’s equity by: 2005 and 2004 – nil.

(h)	Pension valuation allowances

Under Canadian GAAP, a valuation allowance against pension assets is the excess of the adjusted benefit asset over the expected future benefit. Changes in the valuation allowance are recorded as adjustments to pension expense. Under U.S. GAAP valuation allowances are not recorded. The U.S. GAAP reconciliation reflects the elimination of pension valuation allowances resulting in reduced earnings of: 2005 - $150 (2004 - $48), with related tax recoveries of: 2005 - $52 (2004 - $19). The balance sheet effect was to increase long term other assets by: 2005 - $572 (2004 - $722), increase long term future tax liability by: 2005 - $214 (2004 - $266) and increase shareholder’s equity by: 2005 - $358 (2004 - $456).

(i)	Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. Under U.S. GAAP, investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company’s investment in TV3 Ireland, Mystery, and Metro. The proportionate interest is disclosed in note 19. Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

(j)	Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivatives are included in the statement of earnings. Under Canadian GAAP hedge accounting is applied for derivatives that are eligible for hedge accounting if certain criteria are met and non-hedging derivatives are recognized at their fair value as either assets or liabilities. As a result of adopting FAS 133 on September 1, 2001, the Company discontinued hedge accounting. The fair values of derivatives designated as hedges before August 31, 2000 have been included in a transitional adjustment and are included in income over the term of the hedged transaction. The U.S. GAAP reconciliation reflects the recording of gains on interest rate and cross-currency swaps of: 2005 - $3,315 (2004 - $77,770), with related tax provision of: 2005 - $18,624 (2004 - $31,875) and the recording of minority interests share of gains (losses) on interest rate and cross-currency swaps and translation of foreign denominated debt of: 2005 - $809 (2004 - ($2,032)). The balance sheet effect was to increase long term swap liabilities by: 2005 - $65,776 (2004 -

$69,586), reduce future tax liabilities by: 2005 - $19,981 (2004 - $38,781), decrease minority interests by: 2005 - $1,393 (2004 – $584) and reduce shareholders’ equity by: 2005 - $44,402 (2004 - $30,221).

(k)	Integration costs related to the acquisition of the publishing properties

Under Canadian GAAP certain integration costs related to the acquisition of the Company’s publishing properties were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The balance sheet effect was to decrease goodwill by 2005 and 2004 - $1,663 and reduce shareholder’s equity by: 2005 and 2004 - $1,663.

(l)	Resolution of acquired tax contingencies

Under U.S. GAAP, the settlement of tax contingencies acquired through a business acquisition results in an adjustment to the purchase equation. In accordance with Canadian GAAP, the resolution of such tax contingencies is included in earnings once the purchase price allocation is finalized. The U.S. GAAP reconciliation reflects the reduction of earnings related to the reversal of tax recoveries of: 2005 - nil (2004 - $7,000). The balance sheet effect was to reduce goodwill and shareholder’s equity by: 2005 and 2004 - $7,000.

(m)	Future income taxes

Under U.S. GAAP, the changes to future tax balances upon the adoption of FAS 142, Goodwill and Other Intangible Assets, in 2001, were reflected as a future income tax recovery in the year FAS 142 was adopted. In accordance with Canadian GAAP, the adjustment was recorded as a reduction in goodwill. The related U.S. GAAP balance sheet effect would be to increase goodwill by: 2005 and 2004 - $160,500 and increase retained earnings by: 2005 and 2004 - $160,500.

(n)	Additional minimum liability

Under FAS 87, Employers’ Accounting for Pensions, the Company recognizes an additional minimum pension liability when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. For the purposes of determining the additional minimum pension liability, the accumulated benefit obligation does not incorporate projections of future compensation increases in the determination of the obligation. No such adjustment is required under Canadian GAAP. The effect on the U.S. GAAP reconciliation was to decrease other comprehensive income by $28,674 with related tax recovery of $10,323. The balance sheet effect was to increase other long term liabilities by $84,274, increase intangible assets by $13,558, increase other assets by $3,015, decrease future tax liabilities by $24,372 and decrease shareholders equity by $43,329.

The minimum pension liability for the year ended August 31, 2005, includes a comprehensive income adjustment for the current year of $18,351, net of tax of $10,323. Comprehensive income adjustments for 2004 and prior years of $24,978, net of tax of $14,049 are included in the comprehensive income (loss) - accumulated balances. The Company has determined these adjustments are not material to the previously reported results, accordingly, the adjustments have been included in the current year’s comprehensive income (loss) - accumulated balances.

Proposed accounting policies

Share-Based Payment

In December 2004, The Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). FAS 123 (Revised 2004) is applicable for as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently considering the impact of the adoption of this standard.

Adopted Accounting Pronouncements

Consolidating Variable Interest Entities

For its year ended August 31, 2004, for U.S. GAAP, the Company was required to apply the Financial Accounting Standards Board (FASB) Interpretation No. 46(R) (“FIN 46(R)”), Consolidation of Variable Interest Entities. The Company had determined that it is the primary beneficiary of Network TEN Group, a variable interest entity. Accordingly, for U.S. GAAP, as required by FIN 46(R) the Company consolidated its investment in TEN Group effective May 31, 2004. This was applied on a prospective basis. As explained in Note 1, effective September 1, 2004, under Canadian GAAP, the Company adopted AcG-15 and consolidated its investment in the TEN Group on a retroactive basis and restated the prior years’ financial statements of the Company. There are no material differences between the consolidation principles under FIN 46(R) and AcG-15. With the adoption of AcG-15, the Company changed the transition method previously adopted for US GAAP purposes by restating previously issued US GAAP financial information as permitted under paragraph 40 of FIN 46(R). Management is of the opinion that this change in method is preferable as it presents comparable information for all periods of the consolidation of the TEN Group which was encouraged in FIN 46(R).

Valuation of intangibles

In accordance with the SEC staff announcement released September 29, 2004, the Company utilized a direct approach in the valuation of intangible assets for the purposes of impairment testing. Previously the Company utilized a residual value approach in valuing certain broadcast licences.

Comparative Reconciliation of Net Earnings (Loss)

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2005	2004
Net earnings (loss) in accordance with Canadian GAAP	4,875	(219,258)
Pre-operating costs incurred (b)	(3,568)	(1,748)
Amortization of pre-operating costs (b)	2,297	1,471
Realization of currency translation adjustments (c)	(622)	4,526
Programming costs imposed by regulatory requirement (d)	(6,463)	(6,012)
Pension valuation allowances (h)	(150)	(48)
Gain on interest rate and cross currency swaps and translation of foreign denominated debt (j)	3,315	77,770
Resolution of acquired tax contingencies (l)	—	(7,000)
Minority interests effect of adjustments	809	(2,032)
Tax effect of adjustments	(13,408)	(30,514)

Net loss for the year in accordance with U.S. GAAP	(12,915)	(182,845)

Consolidated Statements of Comprehensive Income (Loss)

Comprehensive loss – current periods

	2005	2004
Net loss in accordance with U.S. GAAP	(12,915)	(182,845)

Unrealized foreign currency translation gain (loss) (c)	(3,143)	12,298
Realized foreign currency translation loss (c)	—	2,497

Foreign currency translation gain	(3,143)	14,795
Unrealized gains (losses) on securities available for sale net of tax of nil (h)	—	34,883
Realized (gains) losses on securities available for sale net of tax of nil (h)	—	(51,717)
Transition adjustment on swaps net of tax of $176 (2004 - $177) (k)	316	313
Additional minimum liability net of tax of $10,323 (n)	(18,351)	—

	(21,178)	(1,726)

Comprehensive loss	(34,093)	(184,571)

Comprehensive income (loss) – accumulated balances

	Foreign currency translation	Unrealized gains (losses) on securities	Transition adjustment on swaps	Additional minimum liability	Total
Accumulated other comprehensive income (loss) – August 31, 2003	(33,001)	16,834	(2,230)	—	(18,397)
Change during the year	14,795	(16,834)	313	—	(1,726)

Accumulated other comprehensive income (loss) – August 31, 2004	(18,206)	—	(1,917)	—	(20,123)
Change during the year	(3,143)	—	316	(43,329)	(46,156)

Accumulated other comprehensive income (loss) – August 31, 2005	(21,349)	—	(1,601)	(43,329)	(66,279)

Comparative Reconciliation of Shareholder’s Equity

A reconciliation of shareholder’s equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2005	2004
Shareholder’s equity in accordance with Canadian GAAP	1,255,682	1,254,572
Pre-operating costs incurred (b)	(7,769)	(6,498)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval (e)	38,503	38,503
Goodwill adjustment related to programming costs incurred (d)	(25,142)	(18,679)
Goodwill adjustment related to integration costs (k)	(1,663)	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination (d)	938	938
Costs to develop intangible assets expensed (f)	(2,325)	(2,325)
Pension valuation allowance (h)	572	722
Goodwill adjustment related to resolution of acquired tax contingencies (l)	(7,000)	(7,000)
Future income taxes (m)	160,500	160,500
Adjustment to reflect losses on interest rate and cross-currency swaps (j)	(63,210)	(66,525)
Transition adjustment on interest rate swaps (j)	(2,566)	(3,058)
Additional minimum liability (n)	(67,701)	—
Minority interests effect of adjustments	1,393	584
Tax effect of adjustments	59,180	48,392

Shareholder’s equity in accordance with U.S. GAAP	1,339,392	1,398,463

Other

The following amounts are included in accounts receivable:

	2005	2004
		(Revised note 1)
Allowance for doubtful accounts – beginning of year	17,074	18,860
Bad debt expense	6,813	5,634
Write offs during the year	(8,092)	(7,513)
Foreign exchange	(186)	93

	15,609	17,074

The following amounts are included in operating expenses:

	2005	2004
		(Revised note 1)
Rent expense	68,141	53,297

The following amounts are included in accrued liabilities:

	2005	2004
		(Revised note 1)
Employment related accruals	88,000	75,000

Amortization expense related to existing finite life intangibles will be $11.5 million per year in 2006 and $4.2 million in 2007 to 2010.